ACP Securities, LLC

Financial Statements
December 31, 2025

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-67185

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ACP Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1200 Brickell Avenue, Suite 1700
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Gilman	561-771-0036	rgilman@mavenstrategic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

2617 Huntingdon Pike	Huntingdon Valley	PA	19006
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Esteban Endere, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ACP Securities LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Managing Partner

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [x] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ACP Securities, LLC
Table of Contents
December 31, 2025



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and
Those Charged with Governance of
ACP Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ACP Securities, LLC (the "Company") as of December 31, 2025, the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in the Schedule I Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II Computation of Reserve Requirements Under SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2024.
Huntingdon Valley, Pennsylvania
March 21, 2026

ACP Securities, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$	966,026
Deposit with clearing broker		258,521
Accounts receivable - clearing broker		2,075,536
Fees and commissions receivable-clearing broker		333,000
Furniture and fixtures, net		41,862
Operating lease right-of-use asset		824,626
Other receivables		190,411
Security deposit on office lease		49,401
Other assets		41,319
Total Assets	$	**4,780,702**

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	1,539,752
Payable to clearing broker		31,623
Operating lease liability		856,466
Liabilities subordinated to claims of general creditors		500,000
Total Liabilities		**2,927,841**
Member's Equity		**1,852,861**
Total Liabilities and Member's Equity	$	**4,780,702**

The accompanying notes are an integral part of these financial statements.

ACP Securities, LLC
Statement of Operations
For the Year Ended December 31, 2025

Revenues

Commissions	$ 11,505,163	
12b1 fees	1,854,031	
Administative and service fees	681,756	
Advisory fees	208,713	
Distribution fees	161,758	
Interest income	77,969	
Expense sharing reimbursement	60,000	
Realized and unrealized gains	13,185	
Total Revenues		14,562,575

Expenses

Salaries and related costs	10,960,969	
Professional fees	926,684	
Clearing costs	719,330	
Communications and market data	647,172	
Occupancy expense	505,387	
Travel and entertainment	169,040	
Other operating expenses	120,010	
Interest expense	97,810	
Regulatory fees	70,642	
Error account loss	69,439	
Depreciation	11,128	
Total Expenses		14,297,611
Net income		$ 264,964

The accompanying notes are an integral part of these financial statements.

3

ACP Securities, LLC
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2025

Balance, Beginning of year	$	500,000
Additions		-
Decreases		-
Balance, End of year	$	500,000

The accompanying notes are an integral part of these financial statements.

ACP Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2025

Balance - January 1, 2025	$ 1,647,897	
Distributions	(60,000)	
Net income	264,964	
Balance - December 31, 2025		$ 1,852,861

The accompanying notes are an integral part of these financial statements.

ACP Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash Flows From Operating Activities		
Net income		$ 264,964
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation expense	11,128	
Changes in operating assets:		
Increase in accounts receivable-clearing broker	(657,949)	
Increase in fees and commissions receivable- clearing broker	(39,000)	
Increase in clearing deposit-clearing broker	(4,576)	
Decrease in securities held	650,047	
Decrease in other assets	78,831	
Decrease in operating lease right-of-use asset	216,894	
Increase in accounts payable and accrued expenses	552,137	
Decrease in payable to clearing broker	(17,336)	
Decrease in operating lease liability	(197,667)	
Total Adjustments		592,509
Net Cash Provided By Operating Activities		857,474
Net Cash From Investing Activities		
Furniture and fixtures		(5,885)
Net Cash Used In Investing Activities		
Net Cash From Financing Activities		
Distributions		(60,000)
Net Cash Used In Financing Activities		(60,000)
Net Increase In Cash and Cash Equivalents		791,589
Cash and Cash Equivalents - Beginning		174,439
Cash and Cash Equivalents - Ending		$ 966,026
Supplemental Disclosure of Cash Flow Information:		
Cash payments for interest		$ 97,810
Reductions to ROU assets resulting from reductions to lease liabilities: operating leases		$ (216,894)
Cash paid for amounts included in measurement of lease liability:		
Operating cash flows from operating lease		$ 197,667

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

ACP Securities, LLC (the Company) was formed on November 4, 2005 and is a wholly owned subsidiary of ACP Capital Holdings, LLC (sole member and parent), a financial services company. The Company is a registered broker/dealer and a member firm of the Financial Industry Regulatory Authority (FINRA).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Customers, Broker-Dealers, Trading Inventory and Investment Balances

The Company is a registered broker-dealer and maintains its brokerage accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade-date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker who carries all customer and company accounts and maintains physical custody of customer and company securities. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $100,000 with the clearing broker.

All securities are valued at quoted market price and unrealized gains and losses are included in revenues from firm and investment trading. The Company does not own any restricted or non-marketable securities at December 31, 2025.

Government and Other Regulation

The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting on its operations in accordance with the applicable requirements of these organizations.

Furniture and Equipment

Furniture and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives.

The costs of maintenance and repairs of furniture and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized. When furniture and equipment are replaced, retired, or otherwise disposed of, the cost of such assets and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in the statement of operations.

Cash and Cash Equivalents

The Company maintains deposits at financial institutions that, from time to time, may exceed federally insured limits. The exposure of the Company from these transactions is solely dependent upon daily account balances and the financial strength of the respective institution. At December 31, 2025, the Company had cash balances of $716,026 in excess of federally insured limits of $250,000. Cash and cash equivalents consist of deposits with banks and all highly liquid investments, with maturities of three months or less that are not segregated and deposited for regulatory purposes

7

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Use of Estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Financial Instruments with Off-Balance-Sheet Risk

The Company, under its correspondent agreement with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company believes that it is unlikely it will have to make a material payment under this indemnity and accordingly, has not recorded any contingent liability in its financial statements for these indemnifications.

Fair Value of Financial Instruments

The financial position of the Company at December 31, 2025 includes certain financial instruments that may have a fair value that is different from the value currently reflected in the financial statements. In reviewing the financial instruments of the Company, certain assumptions and methods were used to determine the fair value of each category of financial instruments for which it is practicable to estimate that value.

The carrying amounts of the Company's financial instruments generally approximate their fair values at December 31, 2025.

Income Taxes

The Company is a single member LLC which is treated as a disregarded entity for income tax purposes under the Internal Revenue code. Accordingly, no Federal or State income taxes are payable by the Company, and none have been provided for in the accompanying financial statements. The parent company will include the Company's income or loss on its tax return. Generally Federal and State tax authorities may examine the Company's tax returns for three years from the date of filing. Therefore, the current year and the three preceding years remain subject to examination as of December 31, 2025.

Revenue and Expense Recognition

Commissions: The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission income and expense from customer transactions are recorded on a trade-date basis. The trade date is the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue and Expense Recognition (continued)

Distribution fees: The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Advisory fees: Advisory fees include fees earned from advisory services. The Company recognizes advisory fees by engagement and as monthly nonrefundable retainers and success fees at the time the transaction is complete at the point when the performance obligation is met. Revenue is generated from a single transaction price and there is no need to allocate the amounts across more than a single revenue stream.

Leases

The Company accounts for its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several noncancellable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease.

Lease liabilities. A lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate and are measured using the index or rate at the commencement date. Lease payments, including variable payments based on an index rate, are remeasured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to variable lease payments are resolved, or (3) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee. The discount rate is the implicit rate if it is readily determinable; otherwise, the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for each lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Leases (continued)

ROU assets. A lessee's ROU asset is measured at the commencement date at the amount of the initially measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received, plus any initial direct costs.

Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Accounting Policy Election for Short-Term Leases

A short-term lease is a lease that, at commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that we are reasonably certain to exercise. We have elected to adopt an exemption from the recognition and measurement requirements of Financial Accounting Standard Board ASC 842 for short-term leases. No right-of-use asset or lease liability is recognized in the statement of financial condition for these leases and we recognize the lease payments as lease cost on a straight-line basis over the lease term (see Note 10).

Accounts Receivable and Current Expected Credit Losses (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments- Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the statement of financial condition that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense within other operating expenses.

Accounts receivable are stated net of an allowance for credit losses. Prior to 2022, the Company estimated the allowance based on its historical experience of the relationship between actual bad debts and net credit sales. As a result of changes in the Company's credit policy during 2022, the Company changed to estimating the allowance based on an analysis of specific customers, taking in consideration the age of past due accounts and an assessment of customer's ability to pay. Management determined that no credit loss was necessary as of December 31, 2025.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Receivables From Clearing Broker

The Company's receivables from clearing organizations include amounts receivable from unsettled trades, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. The Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. Management has reviewed all receivables from the clearing broker and determined that these balances are fully collectible. Therefore, no allowance for doubtful accounts is considered necessary.

Segment Reporting

On January 1, 2024, the Company adopted ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires all public entities, including those with a single reportable segment, to disclose additional information about a reportable segment's expense.

The Company follows Accounting Standard Update 2023-07-Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which expands reportable segment information by requiring companies to disclose on an annual and interim basis, significant reportable segment expenses that are regularly reported to the Chief Operating Decision Maker ("CODM") and included within each reported measure of the segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company has one reportable segment: Brokerage, which generates revenue from customers by charging fees, commissions, and other income for the services it provides to its customers. Such revenue streams are further described earlier in this footnote disclosure under the Revenue Recognition caption. In connection with this, the Company has identified the Managing Member's as the CODM, who uses net income to evaluate the results of the business and how to allocate resources based on net income in managing the operations of the Company. Additionally, the CODM may also use excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy to meet the Company's regulatory requirements, such as whether to reinvest profits or declare distributions to the member's. The measurement of segment income, expenses, and net income (loss) reviewed by the CODM is reported in the accompanying statement of operations. The measurement of segment assets and liabilities are reported in the accompanying statement of financial condition as total assets and total liabilities. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

For the year ended December 31,2025, the Company operates in a single segment and the CODM is the Managing Member.

NOTE 3.   NET CAPITAL RULES

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2025, the Company's net capital was $2,019,599 which was $1,912,718 in excess of its required net capital of $106,881. At December 31, 2025, the Company's net capital ratio to aggregate indebtedness was 7.9 to 1.

NOTE 4.   FAIR VALUE MEASUREMENTS

The carrying amounts reported in the accompanying statement of financial condition for cash and cash equivalents, deposit with clearing broker, accounts receivable-clearing broker, receivable-clearing broker, other assets, payable to clearing broker, accounts payable and accrued expenses, liabilities subordinated to claims of general creditors approximate fair value due to the short-term nature of these accounts.

In accordance with GAAP, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

GAAP also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities which the Company has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in

markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs for the asset or liability that are supported by little or no market activity and rely on management's assumptions in pricing the asset or liability and that are significant to the fair value of the assets or liabilities.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on an annual basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

As of December 31, 2025, there were no securities owned.

NOTE 5.   RECEIVABLE FROM CLEARING ORGANIZATION

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2025, consist of the following:

Accounts receivable from clearing organization	$ 2,075,536
Fees and commissions receivable	333,000
Payable to clearing broker	(31,623)
	$ 2,376,913

Management has reviewed all receivable balances and determined that these balances are fully collectible and therefore stated at net realizable value with no allowance for credit losses considered necessary.

NOTE 6.   COMMITMENTS AND CONTINGENCIES

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

NOTE 7.   SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the issuance of this report. There have been no subsequent events as of the date the financial statements were issued which need to be disclosed in the accompanying financial statements.

NOTE 8.   LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On August 17, 2011, the Company borrowed $1,000,000 from its parent Company (ACP Capital Holdings, LLC) under a FINRA approved subordinated loan agreement. On August 2, 2018, FINRA approved a $500,000 conversion of the loan to equity, leaving a subordinated loan balance of $500,000. This loan bears interest at 7% per annum and matures August 18, 2026 with a rollover provision. Quarterly payments of interest are made to its parent company.

NOTE 9.   RELATED PARTY TRANSACTIONS

In January 2011, the Company entered into an expense sharing agreement with a certain affiliate, whereby the affiliate would reimburse the Company a fee of $1,000 per month. The agreement was amended in May 2022 whereby the affiliate would reimburse the Company $5,000 per month. During the year ended December 31, 2025, the Company received $55,000 under this agreement. The Company has a $5,000 receivable reflected in the statement of financial condition as of December 31, 2025.

As of December 31, 2025, the Company received $161,758 from a certain affiliate related to distribution fees reflected within the accompanying statement of operations. As of December 31, 2025, the amount due to the Company related to distribution fees is $17,500 reflected in other receivables within the accompanying statement of financial condition.

NOTE 10.   LEASES

The Company's current operating lease portfolio is primarily comprised of office space. Upon adoption of ASU 2016-02, Leases (Topic 842), the Company recognized a right-of-use asset and lease liability related to substantially all lease arrangements.

The Company entered into a 60 month office lease with ACP Brickell 1200, LLC in Miami, Florida beginning July 2024. The Company entered into a short-term lease for office space in New York beginning February 2020. The Company has a security deposit of $49,401 which is reflected within the accompanying statement of financial condition. For the year ended December 31, 2025, occupancy expenses amounted to $505,387

The components of lease cost for the year ended December 31, 2025 are as follows:

Operating lease cost	$	403,076
Short-term lease cost		51,982
Parking		50,329
	$	505,387

These leases generally contain renewal options. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments used to determine the lease liability. Payments due under the lease contracts include fixed payments plus variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance.

As of December 31, 2024, the Company has operating lease right-of-use assets and operating lease liabilities of $824,626 and $856,466 respectively, in the accompanying statement of financial condition.

Future payments required under the Company's lease liabilities together with their present value as of December 31, 2025 are as follows:

For the year ending December 31,	Amount
2026	258,257
2027	271,170
2028	284,729
2029	145,836
Total payments due under operating lease liabilities	**959,992**
Less discount to present value	(103,526)
Total operating lease liabilities	$ **856,466**

NOTE 10.   LEASES (CONTINUED)

The following summarizes the weighted average remaining lease term and discount rate as of December 31, 2025:

Weighted average remaining lease term-operating lease: **3yrs., 6 mos.**

Weighted average discount rate-operating lease: **5%**

Supplemental Schedules

ACP Securities, LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2025

Total Assets		$ 4,780,702
Less Total Liabilities		2,927,841
Member's Equity		1,852,861
Add: Liabilities subordinated to claims of general creditors		500,000
Total Capital and Allowable Liabilities		2,352,861
Less Non-Allowable Assets:		
Excess clearing deposit	8,521	
Other receivables	190,411	
Furniture and fixtures	41,862	
Security deposit	49,401	
Other assets	41,319	
		331,514
Other deductions and/or charges	1,409	
Less: Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f):		
Other	339	
		1,748
Net Capital		2,019,599
Net Capital Required - Greater of $100,000 or 6.666% of Aggregate Indebtedness		106,881
Excess Net Capital (net capital less net capital required)		$ 1,912,718
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required		$ 1,859,278
Schedule of Aggregate Indebtedness		
Accrued expenses and other liabilities		1,539,752
Payable to clearing broker		31,623
Right-of-use lease liability in excess of right-of-use asset		31,840
Aggregate Indebtedness		$ 1,603,215
Ratio: Aggregate Indebtedness to Net Capital		0.79

There is no material difference between the Company's computation as included in Part IIA of Form X-17a-5(a) for December 31, 2025, and the above calculation.

ACP Securities, LLC
Schedule II - Statement on Exemption Report from Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2025

The Company is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are cleared through a clearing broker on a fully disclosed basis. During the year ended December 31, 2025, the Company did not hold customers' funds or securities.

The Company was in compliance with conditions of the exemption for the year ended December 31, 2025.



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and
Those Charged with Governance of
ACP Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which ACP Securities, LLC (the "Company") stated that:

1. The Company claimed exemptions from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii):

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent year ended December 31, 2025 without exception.

3. The Company is filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to distribution, custody and advisory fees.

4. The Company does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of the Company it is in compliance with Rule 15c3-3 and has been so for the ended December 31, 2025, without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and that the Company's other business activities were limited to distribution, custody and advisory fees (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Sanville & Company

Huntingdon Valley, Pennsylvania
March 21, 2026

ACP Securities, LLC
Exemption Report Pursuant to Securities and Exchange Commission Rule 17a-5

ACP Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemptions from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(ii) throughout the most recent fiscal year without exception.

(2) The Company is also filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company other business activities are limited to (1) distribution fees (2)custody fees and (3) advisory fees and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of The Company it is in compliance with Rule 15c3-3 and has been so for the year ended December 31, 2025, without exception.

ACP Securities, LLC
I, Esteban Endere, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Managing Partner

Date: March 21, 2026